Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement

on Form S-4: 333-167846

As previously reported, on June 9, 2010, Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eclipys Corporation (“Eclipsys”) and Arsenal Merger Corp. (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Eclipsys, with Eclipsys surviving as a wholly owned subsidiary of Allscripts (the “Merger”).

Summary Non-GAAP Financial Information

Allscripts hereby furnishes certain summary financial information regarding Allscripts and Eclipsys for the quarterly periods set forth below. This summary financial information is not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”), but supplements Allscripts’ and Eclipsys’ GAAP financial information by including adjustments that reflect the impact of divested or acquired operations, acquisition related deferred revenue and cost adjustments, transaction related expenses, stock-based compensation under SFAS No. 123R and other non-recurring income or expenses. The following non-GAAP performance measures are presented, together with a reconciliation to the corresponding summary GAAP financial information:

•

Non-GAAP revenue. Non-GAAP revenue consists of GAAP revenue, excluding revenue related to certain divested operations and acquisition related deferred revenue adjustments, plus revenue related to acquired operations.

•

Non-GAAP gross profit. Non-GAAP gross profit consists of GAAP gross profit, excluding gross profit related to certain divested operations and acquisition related deferred revenue and cost adjustments and other non-recurring income or expenses, plus gross profit related to acquired operations.

•

Non-GAAP operating income. Non-GAAP operating income consists of GAAP operating income, excluding operating income related to certain divested operations, acquisition related deferred revenue and cost adjustments, acquisition-related amortization, stock-based compensation expense under SFAS No. 123R, transaction-related expenses and other non-recurring income or expenses, plus operating income related to acquired operations.

•

Non-GAAP net income. Non-GAAP net income consists of GAAP net income, excluding net income related to certain divested operations, acquisition-related amortization, stock-based compensation expense under SFAS No. 123R, transaction-related expenses and other non-recurring income or expenses, plus income related to acquired operations, in each case net of any related tax benefit.

The GAAP performance measures regarding Allscripts and Eclipsys were derived from their respective unaudited consolidated financial statements.

Allscripts has a fiscal year end as of May 31, and Eclipsys has a fiscal year end as of December 31.The non-GAAP summary quarterly information regarding Allscripts is presented for each of the quarters included in Allscripts’ fiscal years ended May 31, 2010 and 2009, and six months ended May 31, 2008. The non-GAAP summary quarterly information regarding Eclipsys is presented for each of the quarters included in Eclipsys’ six months ended June 30, 2010, year ended December 31, 2009 and year ended December 31, 2008.

The Non-GAAP summary quarterly information is also presented on a combined basis, which represents the combination of the quarterly information for Allscripts with the quarterly information for the nearest applicable fiscal quarter for Eclipsys. In reviewing this combined financial information, investors and potential investors should be aware that:

•	no adjustment has been made to account for the fact that Eclipsys’ fiscal quarters do not fully correspond to Allscripts’ fiscal quarters;

•	no adjustment has been made to account for any synergies or cost savings that may or are expected to occur as a result of the Merger;

•	no adjustment has been made to account for any non-cash charges that Allscripts may incur in connection with the Merger;

•

the non-GAAP financial information is provided for informational purposes only and does not purport to represent what the combined company’s actual performance would have been had the Merger occurred prior to the periods indicated, and does not purport to indicate results of operations for any future period;

•	the non-GAAP financial information does not include any pro forma assumptions or adjustments and should not be used as a substitute for financial statements prepared in accordance with U.S. GAAP.

Allscripts’ management believes that these summary non-GAAP performance measures provide useful supplemental information to management and investors regarding the underlying performance of Allscripts’ and Eclipsys’ business operations and facilitates comparisons to their historical operating results. Note however, that the summary non-GAAP combined quarterly information and summary non-GAAP financial measures are performance measures only, and do not provide any measure of each company’s cash flow or liquidity. The summary non-GAAP financial measures are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Allscripts’ and Eclipsys’ results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of summary non-GAAP financial measures with summary GAAP financial measures furnished herewith.

Non-GAAP Pro Forma Combined Information

Quarterly

	Allscripts	Eclipsys	Non-GAAP Combined
	Three Months Ended
	May 31, 2010	June 30, 2010

Total revenue, as reported	190.3	134.4	324.7
Deferred revenue adjustment (1)	0.6		0.6

Total non-GAAP revenue	190.9	134.4	325.3

Gross profit, as reported (2)	102.6	60.8	163.4
Deferred revenue adjustment (1)	0.6		0.6
Depreciation reclassification (3)		(5.1)	(5.1)

Total non-GAAP gross profit (4)	103.2	55.7	158.9

Operating Income, as reported	24.5	5.4	29.9
Deferred revenue adjustment (1)	0.6		0.6
Acquisition-related amortization (5)	5.7	3.1	8.8
Stock-based compensation expense (6)	2.8	3.7	6.5
Transaction-related expense (9)	9.1	3.5	12.6

Total non-GAAP operating income (7)	42.7	15.7	58.4

Net income, as reported	15.7	1.6	17.3
Deferred revenue adjustment (1)	0.4		0.4
Acquisition-related amortization (5)	3.5	1.8	5.3
Stock-based compensation expense (6)	1.7	2.9	4.6
Transaction-related expense (9)	5.7	2.0	7.7
ARS sales (11)		0.9	0.9
Tax rate alignment (8)	(0.5)		(0.5)

Total non-GAAP net income	26.5	9.2	35.7

	Three Months Ended
	February 28, 2010	March 31, 2010

Total revenue, as reported	179.9	128.4	308.3
Deferred revenue adjustment (1)	0.5		0.5

Total non-GAAP revenue	180.4	128.4	308.8

Gross profit, as reported (2)	101.7	60.7	162.4
Deferred revenue adjustment (1)	0.5		0.5
Depreciation reclassification (3)		(5.0)	(5.0)

Total non-GAAP gross profit (4)	102.2	55.7	157.9

Operating Income, as reported	31.9	10.7	42.6
Deferred revenue adjustment (1)	0.5		0.5
Acquisition-related amortization (5)	5.6	3.1	8.7
Stock-based compensation expense (6)	4.3	3.7	8.0

Total non-GAAP operating income (7)	42.3	17.5	59.8

Net income, as reported	18.5	5.4	23.9
Deferred revenue adjustment (1)	0.3		0.3
Acquisition-related amortization (5)	3.5	1.9	5.4
Stock-based compensation expense (6)	2.6	3.4	6.0
Tax rate alignment (8)	0.7		0.7

Total non-GAAP net income	25.6	10.7	36.3

	Three Months Ended
	November 30, 2009	December 31, 2009

Total revenue, as reported	169.3	133.7	303.0
Deferred revenue adjustment (1)	1.4	2.0	3.4

Total non-GAAP revenue	170.7	135.7	306.4

Gross profit, as reported (2)	95.5	60.7	156.2
Deferred revenue adjustment (1)	1.4	1.8	3.2
Depreciation reclassification (3)		(4.8)	(4.8)

Total non-GAAP gross profit (4)	96.9	57.7	154.6

Operating Income, as reported	26.7	7.2	33.9
Deferred revenue adjustment (1)	1.4	1.8	3.2
Acquisition-related amortization (5)	5.7	3.1	8.8
Stock-based compensation expense (6)	4.4	3.4	7.8
Transaction-related expense (9)	1.3		1.3

Total non-GAAP operating income (7)	39.5	15.5	55.0

Net income, as reported	15.8	3.8	19.6
Deferred revenue adjustment (1)	0.9	1.1	2.0
Acquisition-related amortization (5)	3.5	1.9	5.4
Stock-based compensation expense (6)	2.7	2.3	5.0
Transaction-related expense (9)	0.8		0.8
Tax rate alignment (8)	0.3	0.7	1.0

Total non-GAAP net income	24.0	9.8	33.8

	Three Months Ended
	August 31, 2009	September 30, 2009

Total revenue, as reported	164.9	125.5	290.4
Deferred revenue adjustment (1)	2.6	0.6	3.2

Total non-GAAP revenue	167.5	126.1	293.6

Gross profit, as reported (2)	89.1	57.4	146.5
Deferred revenue adjustment (1)	2.6	0.5	3.1
Depreciation reclassification (3)		(4.8)	(4.8)
Restructuring (10)		0.6	0.6

Total non-GAAP gross profit (4)	91.7	53.7	145.4

Operating Income, as reported	21.6	4.5	26.1
Deferred revenue adjustment (1)	2.6	0.5	3.1
Acquisition-related amortization (5)	5.7	3.1	8.8
Stock-based compensation expense (6)	3.3	3.6	6.9
Transaction-related expense (9)	3.9		3.9
Restructuring (10)	—	1.1	1.1

Total non-GAAP operating income (7)	37.1	12.8	49.9

Net income, as reported	12.9	3.9	16.8
Deferred revenue adjustment (1)	1.5	0.3	1.8
Acquisition-related amortization (5)	3.5	1.9	5.4
Stock-based compensation expense (6)	2.0	2.5	4.5
Transaction-related expense (9)	2.4		2.4
Restructuring (10)		0.7	0.7
ARS Sales (11)		0.7	0.7
Tax rate alignment (8)	(0.1)		(0.1)
Tax related items (8)	—	(1.7)	(1.7)

Total non-GAAP net income	22.2	8.3	30.5

	Three Months Ended
	May 31, 2009	June 30, 2009

Total revenue, as reported	166.2	129.8	296.0
Deferred revenue adjustment (1)	2.6	3.6	6.2
Elimination of prepackaged medications (12)	(1.2)		(1.2)

Total non-GAAP revenue	167.6	133.4	301.0

Gross profit, as reported (2)	92.1	59.6	151.7
Deferred revenue adjustment (1)	2.6	3.1	5.7
Depreciation reclassification (3)		(5.0)	(5.0)
Elimination of prepackaged medications (12)	(0.3)		(0.3)

Total non-GAAP gross profit (4)	94.4	57.7	152.1

Operating Income, as reported	23.6	(2.2)	21.4
Deferred revenue adjustment (1)	2.6	3.1	5.7
Acquisition-related amortization (5)	5.7	3.1	8.8
Stock-based compensation expense (6)	2.6	6.8	9.4
Transaction-related expense (9)	7.2		7.2
Restructuring (10)		3.2	3.2
Elimination of prepackaged medications (12)	(0.1)		(0.1)

Total non-GAAP operating income (7)	41.6	14.0	55.6

Net income, as reported	13.4	(4.1)	9.3
Deferred revenue adjustment (1)	1.5	1.8	3.3
Acquisition-related amortization (5)	3.2	1.7	4.9
Stock-based compensation expense (6)	1.4	4.1	5.5
Transaction-related expense (9)	4.1		4.1
Restructuring (10)		1.6	1.6
Elimination of prepackaged medications (12)	(0.1)		(0.1)
Tax related items (8)		3.7	3.7

Total non-GAAP net income	23.5	8.8	32.3

	Three Months Ended
	February 28, 2009	March 31, 2009

Total revenue, as reported	160.7	130.2	290.9
Deferred revenue adjustment (1)	3.1	1.7	4.8
Elimination of prepackaged medications (12)	(8.5)		(8.5)

Total non-GAAP revenue	155.3	131.9	287.2

Gross profit, as reported (2)	83.3	61.6	144.9
Deferred revenue adjustment (1)	3.1	1.5	4.6
Depreciation reclassification (3)		(4.9)	(4.9)
Elimination of prepackaged medications (12)	(1.8)		(1.8)

Total non-GAAP gross profit (4)	84.6	58.2	142.8

Operating Income, as reported	22.8	(0.1)	22.7
Deferred revenue adjustment (1)	3.1	1.5	4.6
Acquisition-related amortization (5)	6.1	3.1	9.2
Stock-based compensation expense (6)	2.1	4.4	6.5
Transaction-related expense (9)	3.5		3.5
Restructuring (10)		5.4	5.4
Elimination of prepackaged medications (12)	(1.0)		(1.0)

Total non-GAAP operating income (7)	36.6	14.3	50.9

Net income, as reported	13.3	(0.9)	12.4
Deferred revenue adjustment (1)	1.9	1.0	2.9
Acquisition-related amortization (5)	3.7	2.2	5.9
Stock-based compensation expense (6)	1.3	3.5	4.8
Transaction-related expense (9)	2.1		2.1
Restructuring (10)		3.7	3.7
Elimination of prepackaged medications (12)	(0.6)		(0.6)

Total non-GAAP net income	21.7	9.5	31.2

	Three Months Ended
	November 30, 2008	December 31, 2008

Total revenue, as reported	128.6	126.8	255.4
Deferred revenue adjustment (1)	2.1		2.1
AHS revenue pre-Misys Healthcare merger (13)	37.4		37.4
Elimination of prepackaged medications (12)	(4.7)		(4.7)

Total non-GAAP revenue	163.4	126.8	290.2

Gross profit, as reported (2)	66.8	52.6	119.4
Deferred revenue adjustment (1)	2.1		2.1
Depreciation reclassification (3)		(3.7)	(3.7)
AHS gross profit pre-Misys Healthcare merger (13)	22.2		22.2
Elimination of prepackaged medications (12)	(0.8)		(0.8)

Total non-GAAP gross profit (4)	90.3	48.9	139.2

Operating Income, as reported	(9.5)	(2.5)	(12.0)
Deferred revenue adjustment (1)	2.1		2.1
Acquisition-related amortization (5)	4.6	2.2	6.8
Stock-based compensation expense (6)	1.0	4.2	5.2
Transaction-related expense (9)	22.1		22.1
AHS operating income pre-Misys Healthcare merger (13)	8.8		8.8
Elimination of prepackaged medications (12)	(0.4)		(0.4)

Total non-GAAP operating income (7)	28.7	3.9	32.6

Net income, as reported	(6.0)	3.3	(2.7)
Deferred revenue adjustment (1)	1.2		1.2
Acquisition-related amortization (5)	2.8	2.2	5.0
Stock-based compensation expense (6)	0.6	4.2	4.8
Transaction-related expense (9)	13.4		13.4
AHS net income pre-Misys Healthcare merger (13)	4.8		4.8
Elimination of prepackaged medications (12)	(0.2)		(0.2)
Tax related items (8)		(5.6)	(5.6)

Total non-GAAP net income	16.6	4.1	20.7

	Three Months Ended
	August 31, 2008	September 30, 2008

Total revenue, as reported	92.8	132.4	225.2
AHS revenue pre-Misys Healthcare merger (13)	81.8		81.8
Elimination of prepackaged medications (12)	(9.9)		(9.9)

Total non-GAAP revenue	164.7	132.4	297.1

Gross profit, as reported (2)	50.0	53.8	103.8
Depreciation reclassification (3)		(2.7)	(2.7)
AHS gross profit pre-Misys Healthcare merger (13)	40.4		40.4
Elimination of prepackaged medications (12)	(1.6)		(1.6)
Professional services reorganization (14)		1.1	1.1
Non-recurring items (15)		0.8	0.8

Total non-GAAP gross profit (4)	88.8	53.0	141.8

Operating Income, as reported	9.0	6.8	15.8
Acquisition-related amortization (5)	4.0	1.1	5.1
Stock-based compensation expense (6)	2.5	5.6	8.1
Transaction-related expense (9)	7.0		7.0
AHS operating income pre-Misys Healthcare merger (13)	4.3		4.3
Elimination of prepackaged medications (12)	(0.9)		(0.9)
Professional services reorganization (14)		1.4	1.4
Non-recurring items (15)		0.8	0.8
Valuation allowance (16)		0.2	0.2

Total non-GAAP operating income (7)	25.9	15.9	41.8

Net income, as reported	5.4	87.4	92.8
Acquisition-related amortization (5)	2.4	1.1	3.5
Stock-based compensation expense (6)	1.5	5.6	7.1
Transaction-related expense (9)	4.2		4.2
AHS net income pre-Misys Healthcare merger (13)	1.8		1.8
Elimination of prepackaged medications (12)	(0.5)		(0.5)
Professional services reorganization (14)		1.4	1.4
Non-recurring items (15)		0.8	0.8
Valuation allowance (16)		(80.0)	(80.0)

Total non-GAAP net income	14.8	16.3	31.1

	Three Months Ended
	May 31, 2008	June 30, 2008

Total revenue, as reported	97.1	132.1	229.2
AHS revenue pre-Misys Healthcare merger (13)	77.7		77.7
Elimination of prepackaged medications (12)	(9.5)		(9.5)

Total non-GAAP revenue	165.3	132.1	297.4

Gross profit, as reported (2)	50.9	59.2	110.1
Depreciation reclassification (3)		(3.0)	(3.0)
AHS gross profit pre-Misys Healthcare merger (13)	39.9		39.9
Elimination of prepackaged medications (12)	(1.6)		(1.6)
Headquarters Relocation (17)		0.1	0.1

Total non-GAAP gross profit (4)	89.2	56.3	145.5

Operating Income, as reported	16.6	7.2	23.8
Acquisition-related amortization (5)	4.0	1.1	5.1
Stock-based compensation expense (6)	1.7	4.1	5.8
Transaction-related expense (9)	3.9		3.9
AHS operating income pre-Misys Healthcare merger (13)	4.6		4.6
Elimination of prepackaged medications (12)	(0.9)		(0.9)
Headquarters Relocation (17)		1.3	1.3
Derivative Litigation (18)		(0.7)	(0.7)

Total non-GAAP operating income (7)	29.9	13.0	42.9

Net income, as reported	10.9	8.5	19.4
Acquisition-related amortization (5)	2.1	1.1	3.2
Stock-based compensation expense (6)	1.1	4.1	5.2
Transaction-related expense (9)	2.4		2.4
AHS net income pre-Misys Healthcare merger (13)	2.2		2.2
Elimination of prepackaged medications (12)	(0.5)		(0.5)
Headquarters Relocation (17)		1.3	1.3
Derivative Litigation (18)		(0.7)	(0.7)
Gain on sale of assets (19)		(1.2)	(1.2)
Tax rate alignment (8)	(0.8)		(0.8)

Total non-GAAP net income	17.4	13.1	30.5

	Three Months Ended
	February 29, 2008	March 31, 2008

Total revenue, as reported	97.1	124.4	221.5
AHS revenue pre-Misys Healthcare merger (13)	68.2		68.2
Elimination of prepackaged medications (12)	(9.6)		(9.6)

Total non-GAAP revenue	155.7	124.4	280.1

Gross profit, as reported (2)	52.4	52.5	104.9
Depreciation reclassification (3)		(2.4)	(2.4)
AHS gross profit pre-Misys Healthcare merger (13)	34.7		34.7
Elimination of prepackaged medications (12)	(2.0)		(2.0)
Headquarters Relocation (17)		0.3	0.3

Total non-GAAP gross profit (4)	85.1	50.4	135.5

Operating Income, as reported	16.4	(2.1)	14.3
Acquisition-related amortization (5)	4.0	0.4	4.4
Stock-based compensation expense (6)	2.6	3.3	5.9
Transaction-related expense (9)	4.4		4.4
AHS operating income pre-Misys Healthcare merger (13)	0.9		0.9
Elimination of prepackaged medications (12)	(1.2)		(1.2)
Headquarters Relocation (17)		1.7	1.7
Derivative Litigation (18)		2.0	2.0
In-process R&D charge (20)		0.9	0.9

Total non-GAAP operating income (7)	27.1	6.2	33.3

Net income, as reported	10.0	0.3	10.3
Acquisition-related amortization (5)	2.1	0.4	2.5
Stock-based compensation expense (6)	1.6	3.3	4.9
Transaction-related expense (9)	2.7		2.7
AHS net income pre-Misys Healthcare merger (13)	(0.1)		(0.1)
Elimination of prepackaged medications (12)	(0.7)		(0.7)
Headquarters Relocation (17)		1.7	1.7
Derivative Litigation (18)		2.0	2.0
Gain on sale of assets (19)		(2.0)	(2.0)
In-process R&D charge (20)		0.9	0.9
Tax rate alignment (8)	(0.1)	1.5	1.4

Total non-GAAP net income	15.5	8.1	23.6

Note: Allscripts amounts exclude historical results related to the information services segment

(1)	Deferred revenue adjustment for Allscripts represents the reduction of deferred revenue related to the merger of Allscripts and Misys Healthcare. Deferred revenue adjustment for Eclipsys represents the deferred revenue adjustments net of deferred costs adjustments related to its December 2008 acquisition of Premise Corporation.
(2)	Gross profit, as reported, for Eclipsys is calculated as total revenue, as reported, less cost of systems and services and costs of hardware.
(3)	To conform with Allscripts’ income statement presentation, certain depreciation and amortization costs were reclassified to various lines in the Eclipsys income statement which impacted gross profit. These reclassifications did not change operating income.
(4)	To conform with Allscripts presentation of non-GAAP results, Eclipsys’ stock-based compensation expense was not excluded from non-GAAP gross profit.
(5)	Amortization of intangible assets associated with historical mergers and acquisitions.
(6)	Represents stock-based compensation expense.
(7)	In order to conform the presentation of non-GAAP results, Allscripts’ stock-based compensation expense has been excluded from non-GAAP operating income.
(8)	Represents a combination of discrete tax items, primarily deferred tax asset adjustments for Canadian research and development credits in the second quarter of 2009 and non-GAAP tax adjustments to reflect the non-GAAP annual effective tax rate.
(9)	Various historical transaction related expenses including severance, consulting, legal and other expenses.
(10)	Severance related activity primarily in Eclipsys’ professional services organization. Also includes severance costs in the second calendar quarter of 2009 associated with the departure of Eclipsys’ CEO.
(11)	Realized loss on the sale of one of Eclipsys’ auction rate securities for $23.6 million.
(12)	Elimination of the historical results of Allscripts’ prepackaged medications business which was divested in March 2009.
(13)	Represents legacy Allscripts Healthcare Solutions, Inc. results prior to the merger with Misys Healthcare.
(14)	Severance costs associated with the reorganization of Eclipsys’ professional services organization in the third calendar quarter of 2008.
(15)	Non-recurring adjustments from prior years.
(16)	Income tax benefit associated with the reversal of Eclipsys’ deferred tax valuation allowance.
(17)	Amounts incurred to relocate the Eclipsys corporate headquarters from Boca Raton to Atlanta, including salaries and benefits associated with the termination of employees not relocating and other administrative costs associated with the move.
(18)	Charges incurred as a result of the voluntary stock option review completed in the second quarter of 2007 and are related primarily to legal fees associated with the subsequent derivative litigation. These costs are net of insurance recoveries in the second quarter of 2008.
(19)	Gain resulted from the achievement of certain post-closing milestones associated with the December 2007 sale of the Clinical Practice Model Resource Center (CPMRC) business.
(20)	Amount represents write off of in-process research and development costs associated with our acquisition of Enterprise Performance Management Systems, Inc. in February 2008.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts and Eclipsys have each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Allscripts and an information statement for Allscripts’ stockholders. Allscripts and Eclipsys have each mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about July 15, 2010. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the definitive joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2010, which were filed with the SEC on August 27, 2009 and July 27, 2010, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the proposed merger between Eclipsys and Allscripts, the respective stockholder meetings of Eclipsys and Allscripts with respect to the approval of the proposed merger, the proposed total number of shares to be sold, the per share price of such shares, and purchasers in, the secondary offering of Allscripts shares, the anticipated benefits of the proposed transaction, including future financial and operating results, the strategic opportunities available to the combined company, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: any conditions or contingencies imposed in connection with the proposed merger; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the merger agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that Eclipsys and/or the Allscripts stockholder meetings could be delayed as a result of pending litigation; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the market factors that could affect the total number of shares and the per share price of the shares sold in the secondary offering of Allscripts shares; the failure of ValueAct Capital to purchase shares of Allscripts in the secondary offering; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2010 and December 31, 2009, respectively, the definitive joint proxy statement/prospectus/information statement mailed by Allscripts and Eclipsys to their respective stockholders on or about July 15, 2010, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.